Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is an excerpt from the Company’s earnings release issued on May 8, 2018:

“With the pending spin-off and merger of our Henry Schein Animal Health business with Vets First Choice, we expect that Vets First Corp. will provide veterinarians with a powerful new platform to grow their practices, improve client engagement and drive better health outcomes for pets. We believe this transaction will provide greater focus and therefore growth opportunities for the Henry Schein Animal Health business rather than continuing as part of Henry Schein, and we are excited about the possibilities from combining these highly complementary businesses.”

The following is a partial transcript of a conference call held by the Company on May 8, 2018:

Stanley M. Bergman:

The second important transaction we announced is an agreement to spin off Henry Schein’s Animal Health businesses as a separate public company, which will then merge with Vets First Choice to create a Vets First Corp. This combined company will be a new global leader in animal health.

This transaction brings together the power of data analytics, digital communications, practice management software and supply chain expertise into a multi-channel platform. Vets First Choice will serve as an end-to-end solution to drive improved financial and health outcomes for the over 80,000 animal health practitioners-practices, shall we say, worldwide, and will offer veterinarians new services and solutions to deliver high-quality care to their patients and enhance the economics of their practices. Ultimately, we believe this will help clinicians achieve better outcomes with their patients, compete more effectively and improve practice efficiency.

We believe the spin-off and the merger will unlock shareholder value for both Vets First Corp. and Henry Schein by positioning each company for above market growth, allowing for streamlined focus and enhanced capital allocation. For Vets First Corp. we expect synergies driven largely by accelerated revenues from the adoption of the Vets First Choice platform across the Henry Schein health customer base. More specifically, Henry Schein Animal Health and Vets First Choice expect synergies to grow annually so that in year three synergies for the combined businesses will be in excess of $100 million in operating income.

…

We’re excited about the opportunities for Animal Health business where we combine it with Vets First Choice as a pure-play, independent company once, of course, this transaction closes later this year.

...

Operator:	We have time for one last question coming from the line of Stephen Hagan of RBC.

Stephen Rodgers Hagan:	Just kind of going back to the shift in Animal Health from direct agency sales. It’s a very substantial move this quarter. Can you talk about what drove this change? And any overall trends you’re seeing for direct versus agency sales.

Stanley M. Bergman:	Yes, I will just answer the last part of your question and say we don’t see a movement to direct sales. Our suppliers are all telling us that they wish to continue to do business with us. They are very excited about the merger between Vets First Choice and Henry Schein Animal Health. Uniformly, I might add that without exception.

...

Stephen Rodgers Hagan:	And as a quick follow-up, the purchase of the noncontrolling interest this quarter, was that related to the Animal Health spin-off? Or was that for a separate change?

Steven Paladino:	Well, first of all, it didn’t happen yet. We expect it to happen probably in Q2. I would say it’s indirectly related to the spin-off. I don’t know if it’s completely directly related, but it is somewhat related. Either way for us, we feel good about completing the purchase.

We had a good relationship with the partner for many, many years, and I think we both created tremendous value. And now that, that chapter is ending, we’re still comfortable going forward and spinning off our Animal Health business and be helpful to the Vets First Corp. because when you’re doing integrations, it’s a little bit more difficult when you have minority partners.

Not that it can’t be done, but it’s a little bit more difficult. So I think it’s helpful to the new spin co that, that’s — that no longer will be a minority shareholder.

…

Stanley M. Bergman:	While independently, Animal Health businesses, the Henry Schein and the Vets First Choice animal business will do very well. The connection between the 2 is not as relevant today as it was years ago when essentially, it was — the Animal Health business was a supply chain business.

But it’s growing to become a service business, phenomenal installed base of Practice Management systems both in North America and abroad. Vets First Choice has a solution that if you combine it to our platform is unique.

Of course, data is critical, and we believe we will be able to help manufacturers obtain compliance with veterinarian prescriptions issue. So you put those 2 together, the software and the Vets First Choice, you have a very powerful combination. And you combine that with the supply chain, either selling to the veterinarian or fulfilling on behalf of the veterinarian, and you have the world’s most unique supply chain software value-added services business.

The following slides were made available on the Company’s website on May 8, 2018:

Planned Henry Schein Animal Health Spin-off/Merger Unlocks Shareholder Value for Vets First Corp. and Henry Schein Positions each company for above market growth Streamlined focus and enhanced capital allocation Grows available market for veterinarians and manufacturers Expected year three synergies will be in excess of $100M in operating income Vets First Corp. Animal health: Assist veterinarians in managing their practices through a multi-channel platform Harness the power of insights and analytics Henry Schein Animal Health’s practice management solutions combined with Vets First Choice platform to drive differentiated level of service and support to veterinarians Help clinicians achieve better outcomes for pets through increased compliance Positions Vets First Corp. to achieve a premium valuation Henry Schein Dental and medical: Increase focus in helping dentists and physicians in operating a more efficient practice so practitioners can deliver quality clinical care High-touch, full-service, value-added approach for supplies, equipment, service, and practice management software Provide innovative solutions for global dental and medical practitioners Opportunity for increased investment Expected to be between $1.0 billion and $1.25 billion in cash on a tax-free basis Expect to buy out the minority interest in our U.S. Animal Health business for approximately $365 million Announced April 23, 2018; expected to close by end of 2018 1

Vets First Corp.: Creating a Win for Stakeholders Vet Enhanced medical compliance Improved practice economics Pet Owner Improved pet health Multi-channel healthcare Enhanced client experience Manufacturer Driver of category growth Global partner Internal Teams Collaborative growth with focused missions Exciting growth opportunities for both companies A new value chain connecting veterinarians, pet owners, and manufacturers to improve the delivery of care and increase value for shareholders 2

The following email was sent to certain employees of the Company on May 8, 2018:

Dear Team:

I write from the Annual Conference of the American Veterinary Distributors Association, where I was privileged to see Kim Allen receive the organization’s Lifetime Achievement Award. As is well known by this team, Kim is a legend in our industry because of her unflagging commitment to the needs of the veterinarian. Her career is a lesson to all of us – take care of the customer, and all else will take care of itself.

It’s worth remembering this lesson as we continue the work of planning the merger later this year of Henry Schein’s Global Animal Health business with Vets First Choice to create a new entity – Vets First Corp. The name says it all – Vets first. That’s what our proposed merger is all about – keeping the veterinarian at the center of all we do. If we do that, and we will, I have no doubt that Vets First Corp. will be a great success.

We’re not the only ones who are optimistic about the outlook for Vets First Corp. A number of major industry manufacturers issued their quarterly earnings reports last week, and during their subsequent public conference calls with investors, they spoke highly of the anticipated merger. I don’t want to focus on any one supplier, of course, but the consensus opinion is that this transaction will benefit veterinarians, pet owners, and manufacturers because it maintains the veterinarian’s position as the primary caregiver, it increases pharmaceutical compliance, and it expands our opportunities internationally, where Vets First Choice is just beginning to make inroads. I think it’s fair to say the excitement is building.

Of course, we have lots of work to do before we complete the spin-off and merger. One important task is to stay focused on our work at hand. It remains business as usual until we receive regulatory approval. We can’t take our eye off the ball.

The good news is that we’re off to a great start to 2018. We turned in an excellent first quarter, where we exceeded our budget commitment. We now need to do the same in the second quarter, and I know I can count on this team.

I want to close this memo by quoting Kim, whose knowledge and wisdom always guides us to the right place: “I’ve spent my entire career in the animal health industry, and I’ve witnessed a lot of change. I see the proposed merger with Vets First Choice as a natural evolution of what’s been happening in the market and a real opportunity to drive economic activity back to the practice. I am truly excited to see the creation of a new company that expressly puts the veterinarian first.”

Congratulations to Kim and congratulations to the team for a great start to the year. And thank you, as always, for your dedication and hard work. Our future is brighter by the day.

Best regards,

Peter

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction— are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.